UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)
____________________

HONDO MINERALS CORP. (Name of Subject Company) HONDO MINERALS CORP. (Name of Person Filing Statement) ____________________

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

43813W106 (CUSIP Number of Class of Securities)

William Miertschin
President, CEO, and Director
15303 N. Dallas Parkway, Suite 1050

Addison, Texas 75001

(214) 444-7444

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

____________________

WITH COPIES TO: Luke Zouvas Zouvas Law Group 2368 Second Avenue San Diego, CA 92101 (619) 688-1715

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a unsolicited offer.

Explanatory Note

 This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed on November 30, 2012 with the U.S. Securities and Exchange Commission (the “SEC”) by Hondo Minerals Corporation, a Nevada corporation (the “Company,” “HMNC,” “we,” “our” or “us”). The Statement relates to the tender offer by Magnolia Hill, LLC (the “Purchaser”) to purchase all of the HMNC’s common stock and assets. This Amendment amends and supplements the “Forward-Looking Statements” section of the Statement. Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Statement.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Important Information

Hondo Minerals (“HMNC”) received an unsolicited offer from Magnolia Hill, LLC to purchase all of the HMNC’s common stock and assets. The offer as presented was for $0.62 per share in a combination of both cash and stock. The unsolicited offer for the outstanding shares of HMNC has not yet commenced. This communication is not a recommendation, an offer to sell or a solicitation of an offer to sell shares of HMNC. At the time the unsolicited offer is commenced, the Purchaser and/or the Parent or one of their affiliates will file a unsolicited offer statement on Schedule TO with the Securities and Exchange Commission (the “Commission”) if necessary, and HMNC will file a solicitation/recommendation statement on Schedule14D-9 with respect to the unsolicited offer. Investors and HMNC stockholders are strongly advised to carefully read the unsolicited offer statement (including the offer to purchase, the letter of transmittal and the related unsolicited offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the unsolicited offer. Such materials, when prepared and ready for release, will be made available to HMNC’s stockholders at no expense to them. In addition, at such time HMNC stockholders will be able to obtain these documents for free from the Commission’s website at www.sec.gov.

Press Release

Hondo Minerals Received an Unsolicited Offer to Purchase All of the Company's Common Stock and Assets

CHLORIDE, AZ, Nov. 26, 2012 /PRNewswire/ - Hondo Minerals Corporation (“HMNC”) today announces that on Tuesday, November 20, 2012, Hondo Minerals received an unsolicited offer to purchase all of the Company's common stock and assets. The offer as presented was for $0.62 per share in combination of cash and in stock. The letter of intent is subject to due diligence by both parties. Other requirements of the letter of intent included:

  Hondo Minerals complete a 43-101 reserve report relating to the minerals at the Tennessee Schuykill Mine property in Chloride, Arizona which is to be prepared and issued by an independent third party.
  Verification of the E-Leach technology as a process relating to the leaching of precious metals.
  Verification of the status of rights regarding patents covering the leaching process.

The Company's Board of Directors approved a Letter of Intent ("LOI"). The parties will negotiate the terms and prepare the Definitive Agreements that will govern the proposed purchase and agree to use all reasonable efforts to complete the foregoing within the next 120 days.

Bill Miertschin, CEO of Hondo Minerals says, "Other companies and industry professionals are now recognizing the value of our properties, our resources, our equipment and our facilities, as well as our technology and our processes. The path of Hondo Minerals is to independently verify and professionally categorize our assets and our technology.  While this process takes place we will continue look to stream line operations, analyze and improve our process and generate additional income from the sale of precious and non-precious metals."

Board Review

The Board of Directors of HMNC, consistent with its fiduciary duties, will review the offer and make a recommendation to the HMNC shareholders. To this end, the original unsolicited offer contained a proposed $250,000 deposit in order to bind HMNC to a “no-shop” clause, meaning HMNC would not be able to entertain any additional offers for a period of 120 days from the date the Letter of Intent was executed. However, consistent with the Board’s duties this offer was summarily rejected; the HMNC Board believed the no-shop provision would severely limit HMNC’s ability to entertain any other potential offers. At this time, HMNC has not received any additional offers at this time.

About Hondo Minerals Corp.

We are a forward-thinking, innovative and dynamic mining Company with headquarters in Addison, Texas. We were incorporated under the laws of the State of Nevada on September 25, 2007. We are engaged in the acquisition of mines, mining claims, and mining estate in the United States, Canada and Mexico. Its common stock is listed on the Over The Counter Bulletin Board (OTC:HMNC). www.hondominerals.com

About Magnolia Hill, LLC

Magnolia Hill Resources, LLC ("Company") is a resource based limited liability company formed in the state of Texas with interests in the natural resource sector that include oil and gas, and mining. The Company holds interests in producing oil and gas properties in Texas along with an interest in a natural zeolite mine located in Arizona. Magnolia Hill Resources is presently engaged in the acquisition of mining claims and interests as well as the development of oil and gas properties in Texas and California. The Company was formed in 2009 and is a private company with no public shareholders; it has access to both equity and debt capital to facilitate acquisitions in the previously mentioned sectors. Magnolia Hill Resources possesses the knowledge and experience to properly evaluate mining and exploration & production opportunities in order to capitalize on unrealized opportunities and values. The Company is headquartered in San Diego and requests can be directed to info@magnoliahillresources.com.

Forward Looking Statements. Statements in this communication other than historical data and information constitute forward-looking statements that involve risks and uncertainties. A number of factors could cause the HMNC’s actual results, performance, achievements or industry results to differ materially from the results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to the following: uncertainties as to the timing of the tender offer and the merger; uncertainties as to how many of HMNC’s stockholders will tender their shares in the tender offer; the risk that competing offers will be made and that HMNC will enter into an alternative transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived, including regulatory approvals; and other risk factors discussed in HMNC’s Annual Report on Form 10-K, and such other filings that HMNC makes with the Commission from time to time. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on forward-looking statements. All forward-looking statements speak only as of the date hereof and HMNC undertakes no obligation to update such forward-looking statements in the future except as required by law.